Mail Stop 3010

January 28, 2010

Mr. John Cryan
Group Chief Financial Officer
UBS AG
Bahnhofstrasse 45
CH-8001 Zurich, Switzerland

     Re: **UBS AG**
           Form 20-F for the fiscal year ended December 31, 2008
           Filed March 11, 2009
           File No. 001-15060

Dear Mr. Cryan:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Jessica Barberich
Assistant Chief Accountant